UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*

                       Oscient Pharmaceuticals Corporation
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
                         (Title of Class of Securities)

                                    68812R303
                                 (CUSIP Number)

                                December 31, 2009
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)


----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                                Page 1 of 9 Pages

CUSIP No. 68812R303                   13G                     Page 2 of 9 Pages

-------------------------------------------------------------------------------
     (1) NAMES OF REPORTING PERSONS

         Highbridge International LLC
-------------------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See instructions)
                                                                   (a) [X]
                                                                   (b) [ ]
-------------------------------------------------------------------------------
     (3) SEC USE ONLY
-------------------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands, British West Indies
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    10,905 shares of Common Stock

                    $2,339,060 aggregate principal amount of 12.50% Convertible Guaranteed Senior Notes due 2011 convertible into 2,126,417 shares of Common Stock

                    Warrants to purchase 161,917 shares of Common Stock
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    10,905 of Common Stock

                    $2,339,060 aggregate principal amount of 12.50% Convertible Guaranteed Senior Notes due 2011 convertible into 2,126,417 shares of Common Stock

                    Warrants to purchase 161,917 shares of Common Stock
-------------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             10,905 of Common Stock

             $2,339,060 aggregate principal amount of 12.50% Convertible Guaranteed Senior Notes due 2011 convertible into 2,126,417 shares of Common Stock

             Warrants to purchase 161,917 shares of Common Stock
-------------------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions)
                                                                           [ ]
-------------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             2.42%
-------------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (See instructions)
             OO
-------------------------------------------------------------------------------

CUSIP No. 68812R303                  13G                     Page 3 of 9 Pages

-------------------------------------------------------------------------------
     (1) NAMES OF REPORTING PERSONS

         Highbridge Capital Management, LLC
-------------------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See instructions)
                                                                 (a) [X]
                                                                 (b) [ ]
-------------------------------------------------------------------------------
     (3) SEC USE ONLY
-------------------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    10,905 of Common Stock

                    $2,339,060 aggregate principal amount of 12.50% Convertible Guaranteed Senior Notes due 2011 convertible into 2,126,417 shares of Common Stock

                    Warrants to purchase 161,917 shares of Common Stock
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    10,905 of Common Stock

                    $2,339,060 aggregate principal amount of 12.50% Convertible Guaranteed Senior Notes due 2011 convertible into 2,126,417 shares of Common Stock

                    Warrants to purchase 161,917 shares of Common Stock
-------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,905 of Common Stock

             $2,339,060 aggregate principal amount of 12.50% Convertible Guaranteed Senior Notes due 2011 convertible into 2,126,417 shares of Common Stock

             Warrants to purchase 161,917 shares of Common Stock
-------------------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions)
                                                                           [ ]

-------------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             2.42%
-------------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (See instructions)
             OO
-------------------------------------------------------------------------------

CUSIP No. 68812R303                   13G                     Page 4 of 9 Pages

-------------------------------------------------------------------------------
     (1) NAMES OF REPORTING PERSONS

         Glenn Dubin
-------------------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See instructions)
                                                                   (a) [X]
                                                                   (b) [ ]
-------------------------------------------------------------------------------
     (3) SEC USE ONLY
-------------------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    10,905 of Common Stock

                    $2,339,060 aggregate principal amount of 12.50% Convertible Guaranteed Senior Notes due 2011 convertible into 2,126,417 shares of Common Stock

                    Warrants to purchase 161,917 shares of Common Stock
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    10,905 of Common Stock

                    $2,339,060 aggregate principal amount of 12.50% Convertible Guaranteed Senior Notes due 2011 convertible into 2,126,417 shares of Common Stock

                    Warrants to purchase 161,917 shares of Common Stock
-------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,905 of Common Stock

             $2,339,060 aggregate principal amount of 12.50% Convertible Guaranteed Senior Notes due 2011 convertible into 2,126,417 shares of Common Stock

             Warrants to purchase 161,917 shares of Common Stock
-------------------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions)
                                                                           [ ]

-------------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             2.42%
-------------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (See instructions)
             IN
-------------------------------------------------------------------------------

CUSIP No. 68812R303                   13G                     Page 5 of 9 Pages

-------------------------------------------------------------------------------

This Amendment No. 3 (this "Amendment") amends the statement on Schedule 13G filed on May 15, 2007 (the "Original Schedule 13G"), as amended by Amendment No. 1 filed on February 7, 2008, and Amendment No. 2 filed on December 2, 2008 (the Original Schedule 13G as amended, the "Schedule 13G"), with respect to shares of common stock par value $0.10 per share (the "Common Stock") of Oscient Pharmaceuticals Corporation, a Massachusetts corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 2(a), 2(b), 2(c), 4 and 5 in their entirety as set forth below.


Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

           HIGHBRIDGE INTERNATIONAL LLC
           c/o Harmonic Fund Services
           The Cayman Corporate Centre, 4th Floor
           27 Hospital Road
           Grand Cayman, Cayman Islands, British West Indies
           Citizenship:  Cayman Islands, British West Indies

           HIGHBRIDGE CAPITAL MANAGEMENT, LLC
           40 West 57th Street, 33rd Floor
           New York, New York  10019
           Citizenship:  State of Delaware

           GLENN DUBIN
           c/o Highbridge Capital Management, LLC
           40 West 57th Street, 33rd Floor
           New York, New York 10019
           Citizenship:  United States

Item 4.   Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       (a)    Amount beneficially owned:

       As of December 31, 2009, (i) Highbridge International LLC beneficially owned 10,905 shares of Common Stock, $2,339,060 aggregate principal amount of 12.50% Convertible Guaranteed Senior Notes due 2011 (the "Notes"), convertible into 2,126,417 shares of Common Stock (not counting any accrued and unpaid interest on the Notes) and Warrants to purchase 161,917 shares of Common Stock (the "Warrants") and (ii) each of Highbridge Capital Management, LLC and Glenn Dubin may have been deemed the beneficial owner of 10,905 shares of Common Stock, $2,339,060 aggregate principal amount of Notes, convertible into 2,126,417 shares of Common Stock (not counting any accrued and unpaid interest on the Notes) and Warrants to purchase 161,917 shares of Common Stock beneficially owned by Highbridge International LLC.

       As set forth in the terms of the Notes, the number of shares of Common Stock into which the Notes are convertible is limited to the number of shares that would result in the Reporting Persons having aggregate beneficial ownership of not more than 9.99% of the total issued and outstanding shares of Common

CUSIP No. 68812R303                   13G                     Page 6 of 9 Pages

-------------------------------------------------------------------------------

Stock. As set forth in the terms of the Warrants, the number of shares of Common Stock into which the Warrants are exercisable is limited to the number of shares that would result in the Reporting Persons having aggregate beneficial ownership of not more than 4.99%.

     Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC. Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock owned by another Reporting Person. In addition, each of Highbridge Capital Management, LLC and Glenn Dubin disclaims beneficial ownership of the shares of Common Stock owned by Highbridge International LLC.

     (b) Percent of class:

     The Company's Current Report on Form 8-K filed on June 16,2009, indicates there were 92,735,910 shares of Common Stock outstanding as of June 9, 2009. Therefore, as of December 31, 2009, based on the Company's outstanding shares of Common Stock and the shares of Common Stock issuable upon the conversion of the Notes and exercise of the Warrants, (i) Highbridge International LLC beneficially owned 2.42% of the outstanding shares of Common Stock of the Company and (ii) each of Highbridge Capital Management LLC and Glenn Dubin may have been deemed to beneficially own 2.42% of the outstanding shares of Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

     (c)  Number of shares as to which such person has:

              (i)   Sole power to vote or to direct the vote

                    0

              (ii)  Shared power to vote or to direct the vote

                    See Item 4(a)

              (iii) Sole power to dispose or to direct the disposition of

                    0

              (iv)  Shared power to dispose or to direct the disposition of

                    See Item 4(a)

Item 5.  Ownership of Five Percent or Less of a Class

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

CUSIP No. 68812R303                  13G                     Page 7 of 9 Pages

-------------------------------------------------------------------------------

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of February 12, 2010, by and among Highbridge International LLC, Highbridge Capital Management, LLC and Glenn Dubin.

CUSIP No. 68812R303                   13G                     Page 8 of 9 Pages

-------------------------------------------------------------------------------

                                   SIGNATURES

       After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 12, 2010

HIGHBRIDGE INTERNATIONAL LLC                 HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By: Highbridge Capital Management, LLC
    its Trading Manager


By: /s/ John Oliva                           By: /s/ John Oliva
----------------------------                 ---------------------------
Name:  John Oliva                            Name:  John Oliva
Title: Managing Director                     Title: Managing Director




/s/ Glenn Dubin
---------------------------
GLENN DUBIN

CUSIP No. 68812R303                   13G                     Page 9 of 9 Pages

-------------------------------------------------------------------------------

                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Shares, $0.10 par value, of Oscient Pharmaceuticals Corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of February 12, 2010



HIGHBRIDGE INTERNATIONAL LLC                 HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By: Highbridge Capital Management, LLC
    its Trading Manager


By: /s/ John Oliva                           By: /s/ John Oliva
----------------------------                 ---------------------------
Name:  John Oliva                            Name:  John Oliva
Title: Managing Director                     Title: Managing Director




/s/ Glenn Dubin
---------------------------
GLENN DUBIN